UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 10, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

March 31, 2016

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	1

Consolidated Comprehensive Income	2

Consolidated Changes in Shareholders’ Equity	3 to 4

Consolidated Cash Flows	5

Consolidated Balance Sheets	6

Notes to Interim Condensed Consolidated Financial Statements	7 to 13

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended March 31,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended March 31
	2016	2015
	$	$
Revenue	190,816	189,009
Cost of sales	149,720	151,994

Gross profit	41,096	37,015

Selling, general and administrative expenses	23,384	18,127
Research expenses	2,542	2,066

	25,926	20,193

Operating profit before manufacturing facility closures, restructuring and other related charges	15,170	16,822

Manufacturing facility closures, restructuring and other related charges (Note 4)	1,733	660

Operating profit	13,437	16,162

Finance costs (income) (Note 3)
Interest	982	616
Other income, net	(91)	(641)

	891	(25)

Earnings before income tax expense	12,546	16,187
Income tax expense (Note 6)
Current	2,076	1,063
Deferred	940	3,346

	3,016	4,409

Net earnings	9,530	11,778

Earnings per share (Note 7)
Basic	0.16	0.19
Diluted	0.16	0.19

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2016	2015
	$	$
Net earnings	9,530	11,778

Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the change in the deferred income tax benefit of $495 and $207 for the three months ended March 31, 2016 and 2015, respectively)	(808)	(338)
Change in cumulative translation adjustments	4,682	(7,520)

Items that will be subsequently reclassified to net earnings	3,874	(7,858)

Comprehensive income for the period	13,404	3,920

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Three months ended March 31, 2015

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$
Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	—	(8,113)	(146,720)	227,500

Transactions with owners
Exercise of stock options (Note 7)	20,000	37						37
Excess tax benefit on exercised stock options		97	(97)					—
Excess tax benefit on outstanding stock awards			(1,676)					(1,676)
Stock-based compensation expense (Note 7)			679					679
Stock-based compensation expense credited to capital on options exercised (Note 7)		21	(21)					—
Repurchases of common shares (Note 7)	(619,988)	(5,748)					(2,819)	(8,567)
Dividends on common shares (Note 7)							(7,243)	(7,243)

	(599,988)	(5,593)	(1,115)				(10,062)	(16,770)

Net earnings							11,778	11,778

Other comprehensive loss
Change in fair value of interest rate swap agreement designated as a cash flow hedge (net of the change in deferred income tax benefit of $207) (Note 8)					(338)	(338)		(338)
Change in cumulative translation adjustments				(7,520)		(7,520)		(7,520)

				(7,520)	(338)	(7,858)		(7,858)

Comprehensive income for the period				(7,520)	(338)	(7,858)	11,778	3,920

Balance as of March 31, 2015	59,835,838	352,247	23,378	(15,633)	(338)	(15,971)	(145,004)	214,650

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Three months ended March 31, 2016

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$
Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728

Transactions with owners
Exercise of stock options (Note 7)	22,300	115						115
Excess tax benefit on exercised stock options		17	(17)					—
Excess tax benefit on outstanding stock awards			156					156
Stock-based compensation expense (Note 7)			1,005					1,005
Stock-based compensation expense credited to capital on options exercised (Note 7)		37	(37)					—
Repurchases of common shares (Note 7)	(147,200)	(862)					(835)	(1,697)
Dividends on common shares (Note 7)							(7,608)	(7,608)

	(124,900)	(693)	1,107				(8,443)	(8,029)

Net earnings							9,530	9,530

Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of change in deferred income tax benefit of $495) (Note 8)					(808)	(808)		(808)
Change in cumulative translation adjustments				4,682		4,682		4,682

				4,682	(808)	3,874		3,874

Comprehensive income for the period				4,682	(808)	3,874	9,530	13,404

Balance as of March 31, 2016	58,542,635	346,632	24,405	(15,725)	(1,080)	(16,805)	(132,129)	222,103

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31
	2016	2015
	$	$
OPERATING ACTIVITIES
Net earnings	9,530	11,778
Adjustments to net earnings
Depreciation and amortization	7,235	6,734
Income tax expense	3,016	4,409
Interest expense	982	616
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	528	37
Stock-based compensation expense (benefit)	1,594	(19)
Pension and other post-retirement benefits expense	707	600
Gain on foreign exchange	(328)	(861)
Impairment of asset	28	—
Other adjustments for non cash items	94	175
Income taxes paid, net	(199)	(110)
Contributions to defined benefit plans	(178)	(599)

Cash flows from operating activities before changes in working capital items	23,009	22,760

Changes in working capital items
Trade receivables	(6,541)	(5,286)
Inventories	(10,692)	(13,820)
Parts and supplies	(464)	(285)
Other current assets	2,456	2,907
Accounts payable and accrued liabilities	(9,114)	(5,798)
Provisions	22	405

	(24,333)	(21,877)

Cash flows from operating activities	(1,324)	883

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(9,494)	(8,983)
Proceeds from disposals of property, plant and equipment	13	40
Other assets	(26)	1
Purchases of intangible assets	(37)	(74)

Cash flows from investing activities	(9,544)	(9,016)

FINANCING ACTIVITIES
Proceeds from long-term debt	64,635	98,839
Repayment of long-term debt	(47,363)	(61,267)
Other financing activities	—	(27)
Interest paid	(815)	(624)
Proceeds from exercise of stock options	115	37
Repurchases of common shares	(1,697)	(3,923)
Dividends paid	(7,509)	(7,303)

Cash flows from financing activities	7,366	25,732

Net (decrease) increase in cash	(3,502)	17,599
Effect of foreign exchange differences on cash	160	(1,658)
Cash, beginning of period	17,615	8,342

Cash, end of period	14,273	24,283

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	March 31, 2016 (Unaudited)	December 31, 2015 (Audited)
	$	$
ASSETS
Current assets
Cash	14,273	17,615
Trade receivables	85,819	78,517
Inventories	112,496	100,551
Parts and supplies	15,824	15,265
Other current assets	6,499	8,699

	234,911	220,647
Property, plant and equipment	201,657	198,085
Goodwill	7,476	7,476
Intangible assets	12,304	12,568
Deferred tax assets	46,879	45,308
Other assets	3,235	3,178

Total assets	506,462	487,262

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	75,845	82,226
Provisions	2,130	2,209
Installments on long-term debt	5,733	5,702

	83,708	90,137
Long-term debt	165,129	147,134
Pension and other post-retirement benefits	30,030	29,292
Other liabilities	2,518	1,029
Provisions	2,974	2,942

	284,359	270,534

SHAREHOLDERS’ EQUITY
Capital stock (Note 7)	346,632	347,325
Contributed surplus	24,405	23,298
Deficit	(132,129)	(133,216)
Accumulated other comprehensive loss	(16,805)	(20,679)

	222,103	216,728

Total liabilities and shareholders’ equity	506,462	487,262

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2016

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 -	GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 -	ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“Financial Statements”) present the Company’s consolidated balance sheets as of March 31, 2016 and December 31, 2015, as well as its consolidated earnings, comprehensive income, changes in shareholders’ equity and cash flows for the three months ended March 31, 2016 and 2015.

These Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These Financial Statements use the same accounting policies and methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in these Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods.

These Financial Statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These Financial Statements were authorized for issuance by the Company’s Board of Directors on May 9, 2016.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes and the re-measurement of the defined benefit liability.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

In January 2016, the IASB published IFRS 16 – Leases which will replace IAS 17 – Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 -	INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended March 31
	2016	2015
	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	39,224	35,163
Termination benefits	135	75
Stock-based compensation expense (benefit)	1,483	(19)
Pensions and other post-retirement benefits – defined benefit plans	715	625
Pensions and other post-retirement benefits – defined contribution plans	1,285	1,025

	42,842	36,869

Finance costs (income)- Interest
Interest on long-term debt	1,091	686
Amortization of debt issue costs on long-term debt	108	110
Interest capitalized to property, plant and equipment	(217)	(180)

	982	616

Finance costs (income)- Other (income) expense, net
Foreign exchange gain	(337)	(851)
Other costs, net	246	210

	(91)	(641)

Additional information
Depreciation of property, plant and equipment	6,931	6,608
Amortization of intangible assets	304	126
Impairment (reversal of impairment) of assets	556	(39)

4 -	MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended March 31, 2016
	South Carolina Flood	Other projects	Total
	$	$	$
Impairment (reversal of impairment) of property, plant and equipment	537	(130)	407
Equipment relocation	—	45	45
Revaluation and impairment of inventories	121	—	121
Termination benefits and other labor related costs	70	6	76
Idle facility costs	508	306	814
Professional fees	270	—	270

	1,506	227	1,733

Three months ended March 31, 2015
Other projects
$
Reversal of impairment of property, plant and equipment	(36)
Reversal of impairment of parts and supplies	(21)
Equipment relocation	27
Revaluation and impairment of inventories	94
Termination benefits and other labor related costs	594
Other costs	2

660

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility, which was previously scheduled to close by the end of the second quarter of 2016, being shut down permanently.

In 2016 and 2015, the incremental costs of the South Carolina Project are in the table above under Other projects. In 2015, the table above also includes costs related to the Richmond, Kentucky manufacturing facility closure, and consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah.

5 -	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2016	December 31, 2015
	$	$
Commitments to purchase machinery and equipment	15,064	20,877

6 -	INCOME TAXES

The calculation of the Company’s effective tax rate is as follows:

	Three months ended March 31,
	2016	2015
Income tax expense	$3,016	$4,409
Earnings before income tax expense	$12,546	$16,187
Effective tax rate	24.0%	27.2%

7 -	CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of March 31, 2016 and December 31, 2015 were 58,542,635 and 58,667,535, respectively.

Dividends

The cash dividend paid during the period was as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 9, 2016	March 31, 2016	$0.13	March 21, 2016	58,522,835	$7.5 million

Share Repurchases

The Company renewed its normal course issuer bid (“NCIB”) effective July 10, 2015, which entitles the Company to repurchase for cancellation up to 4,000,000 common shares. The NCIB expires on July 9, 2016 and 2,332,700 shares remained available for repurchase as of March 31, 3016.

	Three months ended March 31,
	2016		2015
Common shares repurchased		147,200		619,988
Average price per common share including commissions	CDN$	15.77	CDN$	17.48
Total purchase price including commissions		$1,697		$8,567
Carrying value of the common shares repurchased		$862		$5,748
Share repurchase premium (1)		$835		$2,819

1)	The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity.

Earnings Per Share

The weighted average number of common shares outstanding is as follows:

	Three months ended March 31,
	2016	2015
Basic	58,655,667	60,471,031
Effect of stock options	778,289	1,450,917
Effect of performance share units	601,711	276,178

Diluted	60,035,667	62,198,126

There were no stock options that were anti-dilutive and not included in diluted earnings per share calculations for the periods ended March 31, 2016 and 2015.

The effect of performance share units included in the calculation of weighted average diluted shares outstanding includes 1,057,623 and 465,890 units which met the performance criteria as of March 31, 2016 and 2015, respectively.

Stock Options

	Three months ended March 31,
	2016		2015
Stock options exercised		22,300		20,000
Weighted average exercise price	CDN$	6.84	CDN$	2.19
Cash proceeds		$115		$37

	March 31, 2016
Stock options outstanding		1,595,200
Weighted average exercise price per stock option outstanding	CDN$	8.80
Weighted average fair value at grant date per stock option outstanding		$2.67

Performance Share Unit Plan

	Three months ended March 31,
	2016	2015
PSUs granted	392,572	237,140
Weighted average fair value per PSU	$13.52	$12.84

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, taking into account the following weighted average assumptions:

	Three months ended March 31,
	2016		2015
Expected life		3 years		3 years
Expected volatility(1)		36%		35%
Risk-free interest rate		1.05%		1.07%
Expected dividends(2)		0.00%		0.00%
Performance period starting price(3)	CDN$	18.49	CDN$	17.86
Stock price at grant date	CDN$	18.44	CDN$	17.53

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)	A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model. As of March 31, 2016, the Company accrued $0.2 million ($0.1 million as of December 31, 2015) in the consolidated balance sheets in other liabilities.
(3)	The performance period starting price is measured as the five-day volume weighted average trading price for the common shares of the Company on the TSX on the grant date.

March 31, 2016
PSUs outstanding	890,612
Weighted average fair value per PSU outstanding	$13.27

The PSUs granted in 2016 and 2015 are earned over a three-year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0% to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return (“TSR”) ranking versus a specified peer group of companies.

As of March 31, 2016, the Company’s TSR ranking was such that the number of shares earned if the awards granted were to be settled at March 31, 2016 would be as follows:

Grant Date	Performance as of March 31, 2016
June 11, 2014	150%
March 13, 2015	100%
May 14, 2015	100%
May 20, 2015	50%
June 1, 2015	100%
March 21, 2016	50%

Deferred Share Unit Plan

	Three months ended March 31,
	2016	2015
DSUs granted	11,714	9,774
Weighted average fair value per DSU granted	$14.29	$15.98
Stock-based compensation expense recognized for DSUs received in lieu of cash for directors’ fees not yet granted	$60	$85

March 31, 2016
DSUs outstanding	78,297
Weighted average fair value per DSU outstanding	$13.71

Stock Appreciation Rights

	Three months ended March 31,
	2016		2015
Expense (income) recorded in earnings in selling, general and administrative expenses		$536	($712)
SARs exercised		141,477	—
Exercise price	CDN$	7.56	—
Cash payments on exercise, including awards exercised but not yet paid		$1,198	—

	March 31, 2016	December 31, 2015
	$	$
Outstanding amounts vested and expected to vest in the next twelve months, recorded in the consolidated balance sheets in accounts payable and accrued liabilities	3,383	4,014
Aggregate intrinsic value of outstanding vested awards	1,831	2,857

8 -	FINANCIAL INSTRUMENTS

The terms of the interest swap agreements designated as cash flow hedges are as follows:

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
March 18, 2015	November 18, 2019	$40,000,000	Monthly	1.610%
August 18, 2015	August 20, 2018	$60,000,000	Monthly	1.197%

The change in fair value of the derivatives used for calculating hedge effectiveness was $1.3 million and $0.5 million as of March 31, 2016 and 2015, respectively.

The carrying amount and fair value was a liability, included in other liabilities in the consolidated balance sheet, amounting to $1.7 million and $0.5 million as of March 31, 2016 and December 31, 2015, respectively.

The Company categorizes its interest rate swap as Level 2 within the fair value measurement hierarchy as the fair value is estimated using a valuation technique based on observable market data, including interest rates, as a listed market price is not available.

As at March 31, 2016 and December 31, 2015, the fair value of long-term debt, excluding finance lease liabilities, mainly bearing interest at variable rates, is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing and approximates its carrying amount.

9 -	POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these Financial Statements and the date of authorization.

Non-Adjusting Events

•	On May 9, 2016, the Company declared a cash dividend of $0.13 per common share payable June 30, 2016 to shareholders of record at the close of business on June 15, 2016. The estimated amount of this dividend payment is $7.6 million based on 58,559,085 of the Company’s common shares issued and outstanding as of May 9, 2016.

•	The Company entered into a five-year electricity service contract for one of its manufacturing facilities that commenced effective May 1, 2016. The Company is committed to monthly minimum usage requirements over the term of the contract with monthly service billings estimated to total approximately $15 million over the term of the contract, which is expected to reduce the overall cost of electricity consumed by the facility. If the Company terminates the electricity service contract, a penalty will be assessed based on the remaining anticipated service billings over the term of the contract. The penalty would be approximately $15 million at inception of the contract, and would decline monthly based on actual service billings to date.

No other significant non-adjusting events have occurred between the reporting date of these Financial Statements and the date of authorization.

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended March 31, 2016.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1 and 5.2, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2016 and ended on March 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 10th day of May, 2016.

By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended March 31, 2016.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2016 and ended on March 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 10th day of May, 2016.

By:	/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer